Mail Stop 3561

January 3, 2007

Mr. Paul C. Varga
Chief Executive Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

> **RE:** **Brown-Forman Corporation**
> **Form 10-K for Fiscal Year Ended April 30, 2006**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2006**
> **Filed June 29, 2006 and December 7, 2006**
> **File No. 2-26821**

Dear Mr. Varga:

 We have reviewed your response letter dated December 22, 2006 and have the following comments requesting additional information so we may better understand your disclosures. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended April 30, 2006

Note 18. Other Income, page 65

1. We note your response to comment 6 in our letter dated December 12, 2006. Please tell us in detail what consideration you gave to recording the interest in Swift & Moore surrendered by Pernod Ricard as a purchase at fair value in a manner similar to a step acquisition. In that regard, it appears to us that purchase accounting should be applied in the consolidation of the 50% interest in the net assets of S&M that was previously owned by Pernod Ricard. Please refer to paragraph 14 of SFAS 141. In addition, tell us your estimate of the fair value of the assets and liabilities of S&M at the date the interest was surrendered.

Form 10-Q for Fiscal Quarter Ended October 31, 2006

<u>Financial Statements</u>

<u>Note 11. Acquisition of Chambord Liqueur, page 11</u>

2.   We note your response to comment 7 in our letter dated December 12, 2006 and the proposed revisions to your disclosure. Please tell us the procedures you used to identify intangible assets that meet the criteria for recognition apart from goodwill. Please also tell us whether you assigned any amounts to customer-related intangible assets. Please also tell us how your valuations of customer-related intangible assets incorporate assumptions that marketplace participants would use in making estimates of fair value. Please refer to SFAS 141 and EITF 02-17.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief